               FIRST SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH


                             DATED JANUARY 11, 2000



                        MH MILLENNIUM ACQUISITION CORP.,


                          A WHOLLY-OWNED SUBSIDIARY OF



                          MH MILLENNIUM HOLDINGS LLC,



                                HAS AMENDED ITS


                           OFFER TO PURCHASE FOR CASH


                           ALL OUTSTANDING SHARES OF


                CLASS A COMMON STOCK AND CLASS B COMMON STOCK OF



                         HERBALIFE INTERNATIONAL, INC.


                                       AT


                              $17.00 NET PER SHARE



THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
        FRIDAY, JANUARY 28, 2000, UNLESS THE OFFER IS FURTHER EXTENDED.



     MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), hereby amends and supplements, as set forth herein, its Offer to Purchase, filed on September 17, 1999 (as amended, the "Offer to Purchase"), pursuant to which the Purchaser offered to purchase all outstanding shares of Class A common stock and Class B common stock of Herbalife International, Inc., a Nevada corporation, for $17.00 in cash. This first supplement to the Offer to Purchase (the "First Supplement") provides information with respect to the making of a supplemental payment, equal to $0.81 per share to stockholders that are members of the Settlement Class (as defined below) (the "Supplemental Payment") pursuant to the terms of a Stipulation of Settlement (the "Stipulation of Settlement"). Stockholders who are not members of the Settlement Class are not entitled to receive the Supplemental Payment. The Supplemental Payment is contingent on the Judgment (as defined below) becoming Final (as defined below). For a description of the Stipulation of Settlement, see "Additional Information -- Special
Factors -- Settlement of Litigation".



     This First Supplement should be read in conjunction with the Offer to Purchase. Except as set forth in this First Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer. Terms used but not defined in this First Supplement have the meanings set forth in the original Offer to Purchase.



     Questions and requests for assistance, or for additional copies of this First Supplement or other tender offer materials, may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover. Holders of Shares may also contact brokers, dealers or banks for additional copies of this First Supplement or other tender offer materials.



     THE OFFER TO PURCHASE AND THIS FIRST SUPPLEMENT CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.



     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

                      The Dealer Manager for the Offer is:


                          DONALDSON, LUFKIN & JENRETTE



January 11, 2000

                                TENDERING SHARES



     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either: (a) complete and sign the Letter of Transmittal previously delivered by Purchaser or Parent (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to such Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such facsimile) together with the certificate(s) representing such Shares and any other required documents to U.S. Stock Transfer Corporation (the "Depositary") or tender such Shares pursuant to the procedures for book-entry transfer set forth under "The Tender Offer -- 3. Procedures for Tendering Shares" in the Offer to Purchase or (b) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.



     Any stockholder who desires to tender such stockholder's Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedures for guaranteed delivery set forth under "The Tender Offer -- 3. Procedures for Tendering Shares" in the Offer to Purchase.



     STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO (I) TENDER SHARES PURSUANT TO THE OFFER, AND (II) IF THEY ARE MEMBERS OF THE SETTLEMENT CLASS, RECEIVE THE SUPPLEMENTAL PAYMENT. STOCKHOLDERS WHO HAVE TENDERED SHARES PURSUANT TO THE GUARANTEED DELIVERY PROCEDURE SHOULD COMPLY WITH THE REQUIRED PROCEDURES. SEE "THE TENDER OFFER -- 3. PROCEDURES FOR TENDERING SHARES" IN THE OFFER TO PURCHASE.


                             ADDITIONAL INFORMATION


SPECIAL FACTORS



     BACKGROUND OF THE OFFER AND THE MERGER. The discussion set forth in "Special Factors -- Background of the Offer and the Merger" in the Offer to Purchase is hereby amended as follows:


     To amend the third paragraph on page 3 to read in its entirety as follows:

          Beginning in September 1998, senior executives of Herbalife and Mr. Hughes began to have preliminary communications with several investment banking firms concerning possible alternatives to increase shareholder value. Certain of these firms addressed the advantages and disadvantages of various capital-markets transactions, including a going private transaction, a leveraged recapitalization transaction financed in part by a private equity sponsor and a "Dutch auction" self-tender by Herbalife. Based on the discussions with these investment banks and the factors discussed above, Mr. Hughes and Herbalife's senior management determined that a going private transaction was superior to the other alternatives in terms of enhancing shareholder value. From September 1998 through March 1999, senior executives of Herbalife interviewed several investment banking firms to obtain their views concerning the advisability of, and their qualifications to advise senior executives of Herbalife on the structuring and financing of, such a transaction.


          During this period, senior executives of Herbalife were approached by the private equity sponsor firm of Saunders, Karp & Megrue regarding a possible going private transaction. After an initial meeting in October 1998, Herbalife entered into a confidentiality agreement with Saunders, Karp & Megrue and provided information to that firm pursuant to the agreement. In early April 1999, Saunders, Karp & Megrue presented management with a preliminary proposed structure for a possible going private transaction in which the Company's public stockholders would receive $16.50 per share. As part of this proposed structure, Saunders, Karp & Megrue would provide $35 million to purchase preferred stock representing over twenty percent of the equity of Herbalife. Saunders, Karp & Megrue had not arranged for the financing of the proposed structure nor had it obtained any financing commitments. Following its presentation of the proposed structure to Herbalife management, Saunders, Karp & Megrue did not submit an offer to purchase.


          Representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("Donaldson, Lufkin & Jenrette") were first interviewed on March 31, 1999. At that time and in subsequent meetings and conversations, representatives of Donaldson, Lufkin & Jenrette provided preliminary views concerning the feasibility and financing of a going private transaction, as well as other possible transaction structures. On April 23, 1999, Herbalife formally engaged Donaldson, Lufkin & Jenrette to advise Herbalife and to arrange for the financing for a possible transaction. Such engagement did not include a request to render, and Donaldson, Lufkin & Jenrette has not at any time rendered, an opinion with respect to the fairness of any price proposed in connection with the going private transaction.

     To insert the following immediately after the second full paragraph on page 10:


          Following public announcement of the execution of the Merger Agreement, several putative class action lawsuits were filed challenging the proposed transactions. During the period from November 1999 through January 2000, counsel for the Company and the Company's directors and counsel for the plaintiffs in these lawsuits engaged in discussions regarding the possible settlement of these lawsuits. On or about January 6, 2000, the parties entered into a definitive Stipulation of Settlement. See "Special Factors -- Certain Litigation" and "-- Settlement of Litigation" for a description of the lawsuits and the settlement. On January 7, 2000, the parties presented the Stipulation of Settlement to the District Court of Clark County, Nevada (the "Court"). On the same date, the Court signed the order granting preliminary approval of the Stipulation of Settlement.



          For a description of the Stipulation of Settlement, including the conditions to its effectiveness and the making of the Supplemental Payment, see "Special Factors -- Settlement of Litigation". There can be no assurance that final court approval of the settlement will be obtained or that the Supplemental Payment will be made.



     CERTAIN FINANCIAL PROJECTIONS. The discussion set forth in "Special Factors -- Certain Financial Projections" in the Offer to Purchase is hereby amended as follows:


     To insert the following after the carry-over paragraph on page 25:


          Following the completion of company projections for the fiscal years 1999 through 2006 referred to above, the Company published actual results for the nine months ended September 30, 1999, and revised the estimates of its results for the last quarter of 1999. These actual and revised estimated results exceeded the results originally projected for 1999. Based on these actual and revised estimated results, the Company has revised its projections for fiscal year 1999 as follows: total retail sales of $1,793 million, net income of $56 million, and EBITDA of $105.5 million. The assumptions underlying the company projections remain the same as described above, except that the projections for the fiscal years 2000 through 2006 are based on the higher than projected 1999 actual and revised estimated results. Accordingly, for the years 2000 through 2006, the revised Company Projections are as follows: total retail sales of $1,877 million, $1,969 million, $2,063 million, $2,169 million, $2,274 million, $2,387 million and $2,507 million; net income of $58 million, $64.7 million, $66.2 million, $65.8 million, $69.7 million, $74 million and $78.6 million; and EBITDA of $108.7 million, $120.5 million, $123.5 million, $123.1 million, $127.5 million, $132.4 million and $138.7 million.



     CERTAIN LITIGATION. The discussion set forth in "Special Factors -- Certain Litigation" in the Offer to Purchase is hereby amended to read in its entirety as follows:



          On September 14, 1999, a putative class action lawsuit entitled Colleen M. Tharp vs. Herbalife International, Inc., et al., Case No. A408158 was filed in the District Court, Clark County, Nevada, challenging the fairness of the proposed transaction. Three similar lawsuits were later filed in the same court, one on September 15, 1999 entitled Kenneth Schweitzer v. Herbalife International, Inc. et al.,

     Case No. BC 216823, and two on September 22, 1999, one entitled Kevin Coyle vs. Mark Hughes, et al., Case No. A408466 and another entitled Charles Fruscione and Jerome Glowacki vs. Herbalife International, Inc., et al., Case No. A408478. On October 6, 1999, the District Court, Clark County, Nevada entered an order consolidating these lawsuits under the caption In re: Herbalife International, Inc., Litigation, Case No. A408158 (the "Class Action"). In addition, eight similar lawsuits were filed in the Superior Court of the State of California, County of Los Angeles. On September 14, 1999, three putative class action lawsuits were filed, one entitled Patricia Lisa and Harbor Finance Partners v. Mark Hughes, et al., Case No. BC 216711, one entitled Kevin Coyle v. Mark Hughes, et al., Case No. BC 216759 and one entitled Stuart H. Savett v. Herbalife International, Inc., et al., Case No. BC 216761. One other was filed on September 15, 1999 entitled Kenneth Schweitzer v. Herbalife International, Inc., et al., Case No. BC 216823. Two others were filed on September 16, 1999, entitled Frances Longstreth v. Herbalife International, Inc., et al., Case No. BC 216911 and Rae Ellen Plattus vs. Christopher Pair, et al., Case No. BC 16904. One was filed on September 17, 1999, entitled Lee Brenin vs. Mark Hughes, et al., Case No. BC 216932, and one was filed on September 23, 1999, entitled Michael Vaupel vs. Mark Hughes, et al., Case No. BC 217257. By stipulation of the parties, all California proceedings have been stayed pending the outcome of the Class Action. The lawsuits referred to in this paragraph are referred to collectively herein as the "Lawsuits."



          The Lawsuits challenge the fairness of the proposed transaction to the Company's Public Stockholders, alleging, among other things, that the price to be paid in the Offer and the Merger does not reflect the value of the Company's assets, and that the Offer and the Merger are unfair because they will deprive the Public Stockholders of the ability to share proportionately in the Company's future growth in profits and earnings. The Lawsuits also allege that the Special Committee was not independent, and that the Company's directors breached their fiduciary duties to the Public Stockholders in approving the proposed transactions. The plaintiffs have requested an injunction prohibiting the defendants from proceeding with the proposed transactions, unspecified damages, costs and attorneys' fees, and other relief.



     SETTLEMENT OF LITIGATION. Immediately following the discussion set forth in "Special Factors -- Certain Litigation" on page 25 the Offer to Purchase, insert the following:


     SETTLEMENT OF LITIGATION


          As of January 6, 2000, the parties to the Class Action entered into a Stipulation of Settlement setting forth the terms of a settlement of the Class Action (the "Stipulation of Settlement"). Pursuant to the terms of the Stipulation of Settlement, members of the Settlement Class will receive the Supplemental Payment. The "Settlement Class" is defined to mean all persons, except Defendants (as defined in the Stipulation of Settlement), members of the immediate family of any Defendant, any entity in which any Defendant has a controlling ownership interest, Herbalife employees who have been awarded stock options pursuant to the Company's stock option plan (in their capacity as holders of such stock options), and the legal representatives, heirs, successors or assigns of any such excluded party who own Herbalife stock that is purchased in the Proposed Transaction (as defined in the Stipulation of Settlement), or who exercise dissenters' rights, and all holders of DECS securities issued by DECS Trust III, a Delaware business trust, as of the date of the Closing. Stockholders who are not members of the Settlement Class are not entitled to receive the Supplemental Payment.



          The Stipulation of Settlement provides that (i) the Purchaser shall cause the Settlement Class to receive a payment of $0.81 for each Class A or Class B share or DECS security under the terms and conditions of the Stipulation of Settlement which are described below; (ii) the Defendants are to request an opinion from Bear Stearns that $17.00 per share, plus the Supplemental Payment of $0.81 per share, for total compensation of $17.81 per share is fair, from a financial point of view to the public stockholders of Herbalife; (iii) the Defendants will reopen the period for the exercise of dissenters rights until January 28, 2000, the current expiration date for the tender offer, and, if the tender offer is extended, the deadline for the exercise of dissenters' rights will be similarly extended, but in no event later than February 14, 2000; (iv) with respect to the condition to the Offer regarding the maximum number of dissenting shares, the Purchaser may cancel the Offer only if dissenters' rights are exercised with respect to more than 5% of the Company's outstanding stock;
     (v) if an initial public offering of Herbalife of

     Japan is completed on or before July 6, 2001, Herbalife shall pay to the Settlement Class for distribution in accordance with their Herbalife holdings as of the time of the purchase of their securities pursuant to the Proposed Transaction, the greater of $15,000,000 or 20% of the net proceeds of the initial public offering within 30 days of the closing of the initial public offering; (vi) the Offer to Purchase will be amended to contain additional disclosure (such additional disclosure is contained herein) describing (a) discussions held with the firm of Saunders, Karp & Megrue concerning a possible transaction; and (b) the Company's projections of future financial results and how Herbalife's actual results for 1999 compare with its projected 1999 results, and to recirculate the First Supplement to the Settlement Class at Herbalife's expense; and (vii) Herbalife will pay the costs of providing notice of the terms of this settlement to the members of the Settlement Class.



          In addition, pursuant to the Stipulation of Settlement the Company will pay the sum of $8,500,000, plus interest, to Representative Plaintiffs Counsel (as defined in the Stipulation of Settlement) as payment for attorneys' fees, expenses and costs (the "Fee and Expense Payment") incurred in the Lawsuits. Payment of the Fee and Expense Payment is contingent on the closing of the Merger.



          The Stipulation of Settlement provides for the dismissal of the Class Action with prejudice. The Stipulation of Settlement also provides for the release of all claims of members of the Settlement Class, whether known or unknown, against the Defendants in the Lawsuits and any of their past or present directors, officers, employees, partners, principals, agents, underwriters, insurers, co-insurers, reinsurers, controlling shareholders, any entity in which the Defendant and/or any member(s) of any Defendant's immediate family has or have a controlling interest, attorneys, accountants, auditors, banks, investment banks or investment bankers, advisors, personal or legal representatives, insurers, reinsurers, predecessors, successors, parents, subsidiaries, divisions, joint ventures, assigns, spouses, heirs, associates, related or affiliated entities, and any members of their immediate families (collectively, the "releasees"), whether under state or federal law, and based upon or related to the Offer or to the facts, transactions, events, occurrences, acts, disclosures, statements, omissions or failures to act which were or could have been alleged in the Lawsuits, or in any other forum, based upon, relating to or arising from the facts which were alleged in any papers filed in the Lawsuits.



          The settlement contemplated by the Stipulation of Settlement is subject to the Judgment becoming Final. The "Judgment" is defined to mean the judgment to be rendered by the court dismissing the Class Action with prejudice. "Final" is defined to mean (i) the date of final affirmance on an appeal from the Judgment, the expiration of the time for a petition for a writ of certiorari to review the Judgment and, if certiorari be granted, the date of final affirmance of the Judgment following review pursuant to that grant; or (ii) the date of final dismissal of any appeal from the Judgment or the final dismissal of any proceeding on certiorari to review the Judgment; or (iii) if no appeal is filed, the expiration date of the time for the filing or noticing of any appeal from the Court's judgment approving the Stipulation of Settlement.



          There can be no assurance that the Judgment will become Final. Consequently, there can be no assurance, among other things, that the Supplemental Payment will be made.



          The Supplemental Payment will be made as follows:



          If the Judgment becomes Final before the Expiration Date, the Supplemental Payment shall be made (i) to any Settlement Class members whose Herbalife shares have been accepted for payment in the Offer, simultaneously with the payment of the Offer Price by delivery of the Supplemental Payment to the Depositary for transmission to the tendering Settlement Class members; (ii) to any other member of the Settlement Class (other than holders seeking to perfect dissenters' rights, unless and until dissenters' rights have been waived or relinquished), except as provided in clause (iii) following, simultaneously with the payment of the Merger Consideration by delivery of the Supplemental Payment to the Paying Agent for transmission to such Settlement Class members whose shares are cancelled in the Merger; and (iii) to the Settlement Class members with respect to their holdings of DECS, by delivery of the Supplemental Payment to the trustee of DECS Trust III for transmission to such Settlement Class members in accordance with the terms of the trust governing DECS Trust III.

          If the Judgment becomes Final after the Expiration Date, but before the Closing of the Merger, the Supplemental Payment shall be made to all Settlement Class members (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished) at the same time as the Merger Consideration is paid to members of the Settlement Class who did not tender their Herbalife shares in the Offer by delivery of the Supplemental Payment (i) in the case of Settlement Class members whose Herbalife shares were accepted for payment in the Offer, to the Depositary, which shall be instructed to make a supplemental payment, in the amount of the Supplemental Payment, to such Settlement Class members; (ii) in the case of any other Settlement Class member (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished), except as provided in clause (iii) following, to the Paying Agent for transmission to such Settlement Class members whose shares are cancelled in the Merger; and
     (iii) to the Settlement Class members with respect to their holdings of DECS, to the trustee of DECS Trust III for transmission to such Settlement Class members in accordance with the terms of the trust governing DECS Trust III.



          If the Judgment becomes Final after the Closing of the Merger, the Supplemental Payment shall be made to all Settlement Class members (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished) within 10 business days of the date upon which the Judgment becomes Final by delivery of the Supplemental Payment (i) in the case of Settlement Class members whose Herbalife shares were accepted for payment in the Offer, to the Depositary, which shall be instructed to make a supplemental payment, in the amount of the Supplemental Payment, to such Settlement Class members; (ii) in the case of any other Settlement Class member (other than holders seeking to perfect dissenters' rights unless and until dissenters' rights have been waived or relinquished), except as provided in clause (iii) following, to the Paying Agent, which shall be instructed to make a supplemental payment, in the amount of the Supplemental Payment, to such Settlement Class members; and (iii) to the Settlement Class members with respect to their holdings of DECS, to the trustee of DECS Trust III for transmission to such Settlement Class members in accordance with the terms of the trust governing DECS Trust III.



          The Defendants have denied that they have engaged in any wrongdoing whatsoever, and have agreed to the settlement to eliminate the burden and expense of further litigation and to permit the Offer and the Merger to proceed without the risk of injunctive or other relief.



          The foregoing summary of the Stipulation of Settlement is qualified in its entirety by reference to the Stipulation of Settlement, a copy of which has been filed as an exhibit to this Amendment No. 10 to the Schedule 14D-1.



THE TENDER OFFER



     CONDITIONS OF THE OFFER. The discussion set forth in "The Tender
Offer -- 5. Conditions of the Offer" in the Offer to Purchase is hereby amended as follows:


     To amend the first paragraph on page 33 to read in its entirety as follows:

          (g) the number of Shares as to which the holders thereof have properly exercised, or reasonably appear to have properly exercised, dissenters' rights, if any, with respect to the Merger exceed five percent (5%) of the total number of Shares outstanding as of the date of the Merger Agreement,


     FINANCING OF THE OFFER AND THE MERGER. The discussion set forth in "The Tender Offer -- 9. Financing of the Offer and the Merger" in the Offer to Purchase is hereby amended as follows:



     To insert the following paragraph after the carry-over paragraph on page
37:



          Approximately $22.6 million will be required to fund the Supplemental Payment and the Fee and Expense Payment agreed to under the Stipulation of Settlement. For a description of the Stipulation of Settlement, see "Special Factors -- Settlement of Litigation."

     THE MERGER AGREEMENT. The discussion set forth in "The Tender Offer -- 10. The Merger Agreement" in the Offer to Purchase is hereby amended as follows:



     To insert the following paragraph after the fifth paragraph on page 45.



          Pursuant to the Stipulation of Settlement, the period for the exercise of dissenters' rights will be reopened until January 28, 2000, the current expiration date for the tender offer, and, if the tender offer is extended, the deadline for the exercise of dissenters' rights will be similarly extended, but in no event later than February 14, 2000.



     CERTAIN TRANSACTIONS. The discussion set forth in "The Tender Offer -- 13. Certain Transactions" in the Offer to Purchase is hereby amended as follows:



     To insert the following paragraph after the second full paragraph on page
49:



          Pursuant to the Stipulation of Settlement, dated January 6, 2000, the Defendants have agreed that if an initial public offering of Herbalife of Japan is completed on or before July 6, 2001, Herbalife shall pay to the Settlement Class for distribution in accordance with their Herbalife holdings as of the time of the purchase of their securities pursuant to the Proposed Transaction, the greater of $15,000,000 or 20% of the net proceeds of the initial public offering within 30 days of the closing of the initial public offering. For a description of the Stipulation of Settlement, see "Special Factors -- Settlement of Litigation".



     FEES AND EXPENSES. The discussion set forth in "The Tender Offer -- 15. Fees and Expenses" in the Offer to Purchase is hereby amended as follows:


     To insert the following paragraph after the last paragraph under the heading "Fees and Expenses" on page 50:


          For a description of the payment of fees and expenses related to the lawsuits, see "Special Factors -- Settlement of Litigation".

     Facsimile copies of the Letter of Transmittal previously delivered properly completed and duly signed, will be accepted. The Letter of Transmittal previously delivered, certificates for Shares and any other required documents should be sent by each stockholder of the Company or the stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:



                        The Depositary for the Offer is:



                        U.S. STOCK TRANSFER CORPORATION



 By Registered or Certified       Facsimile Transmission:           By Hand or Overnight
            Mail:                                                         Delivery:
                                (for Eligible Institutions
     U.S. Stock Transfer                   Only)                     U.S. Stock Transfer
         Corporation                                                     Corporation
     1745 Gardena Avenue               818-502-1737                  1745 Gardena Avenue
     Glendale, CA 91204                                              Glendale, CA 91204
    Attn: Reorganization                                            Attn: Reorganization
         Department                                                      Department

                                For Confirmation Telephone:
                                       818-502-1404



     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal previously delivered or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.



                    The Information Agent for the Offer is:



                             D.F. KING & CO., INC.


                                77 Water Street


                         New York, New York 10005-4495



             Banks and Brokerage Firms Call Collect: (212) 269-5550


                   All Others Call Toll Free: (800) 928-0153



                      The Dealer Manager for the Offer is:



                          DONALDSON, LUFKIN & JENRETTE


                            2121 Avenue of the Stars


                         Los Angeles, California 90067


                         (310) 282-7667 (call collect)